82-2441

02028498

KELSO TECHNOLOGIES INCORPORATED

NEWS RELEASE

PROCESSING MAIL SECTION APR 15 2002 WASH, D.C. 165

SUPPL

CDNX:KLS

FOR IMMEDIATE RELEASE

KELSO GRANTED TWENTY YEAR AUSTRALIAN PATENT FOR ITS JS SRV PRESSURE RELIEF VALVE

March 20, 2002, Vancouver, BC — Kelso Technologies Inc. (CDNX:KLS), developer of the unique JS75 SRV pressure relief valve product, is pleased to announce that it has been granted a twenty year patent in Australia for its "Tank Transport Pressure Relief Valve". The Australian Patent expires on January 28, 2019.

Commenting on the award of the Australian Patent, Stephen L. Grossman, CEO and President, said: "This Patent marks the second issued to Kelso after the original US Patent. We are very pleased with the grant of this Patent as it is another step forward in our international growth plans, not only for the industries we plan to deliver our technology to, but also of the many countries in which we plan to make our state-of-the-art technology available

Kelso's JS SRV technology is patent protected in 18 other countries. It is Kelso's belief that its base technology is adaptable for the rail, petrochemical, stationery storage, pipeline, trucking, marine and air industries.

About Kelso Technologies

Kelso's patented base technology, an external pressure relief valve, initially developed for commercialization for the rail industry, offers increased safety in transporting goods. With increasing demands and dramatic changes in the transporting of hazardous materials, Kelso's JS75 SRV valve delivers unparalleled performance and safety, and resolves issues associated with today's pre-existing technology.

Kelso's first product application, the Kelso JS75 SRV (safety relief valve) is currently traveling throughout Canada and the US on railroad tank cars in order to fulfill the AAR Service Trial requirement, prior to commercialization.

PROCESSED MAY 01 2002 THOMSON FINANCIAL

Kelso's research and development is located in Brantford, Ontario, and its manufacturer is in Kulpsville, Pennsylvania. Marketing and distribution is coordinated through its corporate headquarters in Vancouver, British Columbia.

Any questions regarding Kelso Technologies Inc. may be directed to the Stephen L. Grossman at 1-866-535-7685 or by email to investor_relations@kelsotech.com.

4/23

(Signed) On behalf of the Board of Directors
John L. Carswell, Director

"Growth through Product Development"

Suite 801 – 1318 Homer Street, Vancouver, British Columbia, Canada V6B 6A7
Telephone: (604) 899-1274 Toll Free: (866) 535-7685 Facsimile: (604) 899-1144
Email: investor_relations@kelsotech.com Website: www.kelsotech.com

82-2441

KELSO TECHNOLOGIES INCORPORATED

NEWS RELEASE

CDNX:KLS

FOR IMMEDIATE RELEASE

KELSO GRANTED TWENTY YEAR AUSTRALIAN PATENT FOR ITS JS SRV PRESSURE RELIEF VALVE

March 20, 2002, Vancouver, BC — Kelso Technologies Inc. (CDNX:KLS), developer of the unique JS75 SRV pressure relief valve product, is pleased to announce that it has been granted a twenty year patent in Australia for its "Tank Transport Pressure Relief Valve". The Australian Patent expires on January 28, 2019.

Commenting on the award of the Australian Patent, Stephen L. Grossman, CEO and President, said: "This Patent marks the second issued to Kelso after the original US Patent. We are very pleased with the grant of this Patent as it is another step forward in our international growth plans, not only for the industries we plan to deliver our technology to, but also of the many countries in which we plan to make our state-of-the-art technology available

Kelso's JS SRV technology is patent protected in 18 other countries. It is Kelso's belief that its base technology is adaptable for the rail, petrochemical, stationery storage, pipeline, trucking, marine and air industries.

About Kelso Technologies
Kelso's patented base technology, an external pressure relief valve, initially developed for commercialization for the rail industry, offers increased safety in transporting goods. With increasing demands and dramatic changes in the transporting of hazardous materials, Kelso's JS75 SRV valve delivers unparalleled performance and safety, and resolves issues associated with today's pre-existing technology.

Kelso's first product application, the Kelso JS75 SRV (safety relief valve) is currently traveling throughout Canada and the US on railroad tank cars in order to fulfill the AAR Service Trial requirement, prior to commercialization.

Kelso's research and development is located in Brantford, Ontario, and its manufacturer is in Kulpsville, Pennsylvania. Marketing and distribution is coordinated through its corporate headquarters in Vancouver, British Columbia.

Any questions regarding Kelso Technologies Inc. may be directed to the Stephen L. Grossman at 1-866-535-7685 or by email to investor_relations@kelsotech.com.

(Signed) On behalf of the Board of Directors
John L. Carswell, Director

"Growth through Product Development"

Suite 801 – 1318 Homer Street, Vancouver, British Columbia, Canada V6B 6A7
Telephone: (604) 899-1274 Toll Free: (866) 535-7685 Facsimile: (604) 899-1144
Email: investor_relations@kelsotech.com Website: www.kelsotech.com